Mario Naim Law Firm P.C.
41 Madison Avenue, 31st Floor
New York, New York 10010

October 19, 2021

VIA EMAIL

Ex Venture, Inc.
C/O Julien Uhlig, President
[redacted]

Re: Investment Company under the Investment Company Act of 140

Dear Julien:

This letter confirms that, in my opinion, Ex Venture, Inc. (the "Company") is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Act").

Section 3 of the Act defines an investment company as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

You have represented to me that: (a) the Company does not currently own and does not propose to own any securities; (b) it engages in the business of providing consulting and advisory services to startups; and (c) it proposes to be compensated solely in cash by such startups.

In additon, on the date hereof I have also reviewed the Company's page on wefunder.com whereby it appears that the Company does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. In fact, you state the following:

> "We are not a traditional investment company since we do not invest capital into companies instead we are raising funds to be able to provide vital growth services to portfolio companies, such as producing investor documentation, organizing roadshows, preparing and executing funding rounds, and put a world-class marketing strategy in place (…) We never hold equity in our client companies."

The Company's articles of incorporation, as amended by a certificate of amendment filed as of October 18, 2021 (attached), state in Article III:

> The nature of the business shall be to engage in any and all lawful activity permitted by the laws of the State of Florida and desirable to support the continued existence of the corporation, provided, however, that: (1) the corporation shall engage primarily in the business of providing consulting and advisory services; and (2) the corporation will not engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding or trading in securities and it will not own or propose to acquire, investment securities (as defined in Section 3(a)(2) of the Investment Company Act of 1940) having a value exceeding 40 percent of the value of its total assets, exclusive of government securities and cash items on an unconsolidated basis.

Given the above, I am of the opinion that the Company is not an investment company as defined in Section 3 of the Act.

Please note that I am a member of the State Bar of New York and do not express, or purport to express, any opinion with respect to the laws of any jurisdiction other than the laws of the State of New York and the Federal laws of the United States of America.

I do not undertake by delivery of this opinion or otherwise to advise you of any change in any matter set forth herein, whether based on a change in law or a change in any fact relating to the Company or any other person.

This letter is solely for your benefit and may not, without our express prior written consent, be disclosed to or relied upon in any manner by any other person, provided, however, that this opinion may be disclosed to Wefunder Inc, Wefunder Advisors LLC and Wefunder Portal LLC.

Very truly yours,

Mario Naim Law Firm P.C.

Mario Naim

By: Mario Naim

Encl.

State of Florida

IN GOD WE TRUST

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on October 15, 2021, to Articles of Incorporation for EX VENTURE, INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P21000009358.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Eighteenth day of October, 2021

GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

Laurel M. Lee
Secretary of State

CR2E022 (01-11)

Articles of Amendment
to
Articles of Incorporation
of

Ex Venture, Inc.

(Name of Corporation as currently filed with the Florida Dept. of State)

P21000009358

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

N/

The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

N/

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

N/

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent N/

(Florida street address)

New Registered Office Address: ____________, Florida ________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

Signature of New Registered Agent, if changing

Check if applicable

☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	_______	____________________	____________________
____ Add			____________________
____ Remove			____________________
2) ____ Change	_______	____________________	____________________
____ Add			____________________
____ Remove			____________________
3) ____ Change	_______	____________________	____________________
____ Add			____________________
____ Remove			____________________
4) ____ Change	_______	____________________	____________________
____ Add			____________________
____ Remove			____________________
5) ____ Change	_______	____________________	____________________
____ Add			____________________
____ Remove			____________________
6) ____ Change	_______	____________________	____________________
____ Add			____________________
____ Remove			____________________

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*). *(Be specific)*

Article III of the Articles of Incorporation is amended to read in its entirety as follows:

Article III

The nature of the business shall be to engage in any and all lawful activity permitted by the laws of the State of Florida and desirable to support the continued existence of the corporation, provided, however, that: (1) the corporation shall engage primarily in the business of providing consulting and advisory services; and (2) the corporation will not engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding or trading in securities and it will not own or propose to acquire, investment securities (as defined in Section 3(a)(2) of the Investment Company Act of 1940) having a value exceeding 40 percent of the value of its total assets, exclusive of government securities and cash items, on an unconsolidated basis.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

N/

FILED
2021 OCT 15 AM 8:42
SECRETARY OF STATE
TALLAHASSEE, FL

The date of each amendment(s) adoption: ______________________________, if other than the date this document was signed.

Effective date if applicable: ______________________________

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

■ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."

(voting group)

FILED
2021 OCT 15 AM 8:42
SECRETARY OF STATE
TALLAHASSEE, FL

Dated 10/15/2021

Signature Julien Uhlig

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Julien Uhlig

(Typed or printed name of person signing)

President, Secretary

(Title of person signing)